File No. 70-8789

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 3
                        (Post-Effective Amendment No. 1)
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)


         The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

      W. L. Westbrook                               John D. McLanahan, Esq.
 Financial Vice President                            Troutman Sanders LLP
   The Southern Company                           600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                Suite 5200
  Atlanta, Georgia 30303                          Atlanta, Georgia 30308-2216


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Item 1.       Description of Proposed Transactions.

         The information previously set forth in Item 1 in this proceeding is hereby deleted and replaced with the following:

         1.1 Summary. The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to an order dated March 13, 1996 (Holding Company Act Rel. No. 26489), Southern is currently authorized to issue and sell from time to time, prior to April 1, 2001, short-term and/or term-loan notes to lenders and commercial paper to dealers in an aggregate principal amount at any one time outstanding of up to $2 billion.1 At December 31, 2000, commercial paper and notes evidencing bank borrowings in an aggregate principal amount of $558,000,000 were outstanding under such authorization.2

         Southern now requests an extension of the authorization period to April 1, 2008. Southern proposes to use the proceeds of short-term and term-loan notes and/or commercial paper sales to invest in subsidiaries in accordance with authorizations obtained in separate proceedings, to make additional investments, directly or indirectly, in one or more "exempt wholesale generators" (each, an "EWG") and "foreign utility companies" (each, a "FUCO"), subject to the

_________________________

1 At September 30, 2000, the maximum aggregate principal amount of notes that may be issued pursuant to the exemption from the provisions of Section 6(a) of the Act afforded by the first sentence of Section 6(b) was $175,155,577.

2 Effective September 28, 1995, Southern established a commercial paper program with J.P. Morgan Securities, Inc., Lehman Brothers, Inc. and Morgan Stanley & Co. Incorporated, as dealers. At December 31, 2000, Southern had issued and outstanding commercial paper notes in an aggregate principal amount of $558,000,000.

investment limitation as may be allowed in File No. 70-8725 or otherwise authorized by the Commission, and to pay for environmental or other contingencies.

         1.2 Credit Facilities. Southern proposes to effect borrowings from one or more banks or other lending institutions, provided that the aggregate amount of borrowings by Southern from such institutions, together with the aggregate amount of commercial paper at any time issued and outstanding, will not exceed $2 billion. Such borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven (7) years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowings and to mature in not more than seven (7) years after the date of issue. Southern proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the note to be prepaid, which premium, in the case of a note having a maturity of more than one year, would generally thereafter decline to the date of the note's final maturity.

         Borrowings from the lending institutions will be at the lender's prevailing rate offered to corporate borrowers of similar quality, which will not exceed the prime rate or (i) LIBOR plus up to 3%, or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

         Southern may pay a commitment fee based upon the unused portion of each lender's commitment. The total fee is determined by multiplying the unused


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portion of the lender's commitment by up to 1/2 of 1%. Compensating balances may be used in lieu of fees to compensate certain of the lenders.3

         1.3 Commercial Paper Sales to or through Dealers. Southern also proposes that its authority to issue and sell commercial paper to or through dealers from time to time be extended to April 1, 2008. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and Southern's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity.

         The commercial paper will be sold by Southern directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing discount rate to the issuer or at an equivalent cost if sold on an interest-bearing basis.


_________________________

3 Currently, Southern has two syndicated credit facilities with 34 banks totaling commitments of $2.1 billion, as well as several uncommitted facilities.


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         Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

         1.4 Use of Proceeds. Southern proposes that the proceeds of the short-term and term-loan notes and/or commercial paper for which Southern is hereby requesting an extension of authorization be utilized to acquire the securities of associate companies in transactions that are exempt from Section 9(a)(1) of the Act pursuant to Rule 52(d), to make capital contributions or open account advances to subsidiaries in transactions that are exempt from Section 12(b) of the Act pursuant to Rule 45(b)(4), to acquire the securities of one or more EWGs, FUCOs or "exempt telecommunications companies" in transactions that are exempt from the application requirements of the Act pursuant to Section 32(g), Section 33(c) or Section 34(d) of the Act, as applicable, and/or as authorized pursuant to orders of the Commission issued in separate proceedings or as permitted under other rules of general applicability (including general corporate purposes such as repayment of indebtedness). Southern states that it will not use any portion of the proceeds from the borrowings and/or commercial paper sales for which authority is sought to be extended herein to make investments in subsidiaries, except in accordance with and subject to any limitations contained in the Commission's orders granting the applications in those related proceedings and/or in accordance with any applicable exemption, including Rules 45(b) and 52.

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         A portion of the borrowings and commercial paper for which Southern is hereby requesting an extension of authorization is required to enable Southern to fund possible future investments in EWGs and FUCOs, subject to any investment limitation as may be provided by the Commission, and for bridge financing for other equity investments in Southern's wholesale generation subsidiary. Southern may also use a portion of such borrowings and commercial paper to pay for environmental or other contingencies.

         1.5 Retirement of Notes. Any short-term borrowings outstanding hereunder after March 31, 2008 will be retired from internal sources of cash or the proceeds of financings heretofore or hereafter approved in separate filings, including but not limited to File Nos. 70-8277 and 70-8435, refinancings of EWG and FUCO indebtedness on a non-recourse basis and other distributions from EWGs and FUCOs.

         1.6 Filing of Certificates. Southern hereby requests authority to file certificates of notification under Rule 24 relating to the financing transactions proposed herein on a quarterly basis (within 45 days following the close of each calendar quarter).

Item 2.       Fees, Commissions and Expenses

         The information previously set forth in Item 2 in this proceeding is hereby amended and restated in its entirety to read as follows:

         The fees, commission and expenses paid or to be incurred in connection with this Post-Effective Amendment (in addition to those described in Item 1 hereof) are estimated not to exceed $15,000, which includes the fees of counsel for the applicant.



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Item 3.       Applicable Statutory Provisions.

         The information previously set forth in Item 3 in this proceeding is hereby deleted and replaced with the following:

         The transactions proposed herein are subject to Sections 6(a), 7, 32 and 33 of the Act (to the extent not exempt from the provisions of Sections 6(a) and 7 by reason of the first sentence of Section 6(b)) and to Rules 23, 42, 53 and 54 thereunder. The proposed transactions will be carried out in accordance with the procedures specified in Rule 23 and pursuant to an order of the Commission with respect thereto.

         Rule 54 Analysis: The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.565 billion, or about 58.14% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($4.412 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company,


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Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c)
Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated


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capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 2000 was 40.4% equity,4 59.6% debt including all non-recourse debt, and 55.7% equity and 44.3% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby and the sale by Southern in December 2000 of 27,972,000 shares of common stock ($771.4 million), such ratios are 41.0% and 59.0%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 32.4% of total capitalization at September 30, 2000.

         Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:5


_______________________________

4 Excluding preferred stock and preferred securities from the equity component of Southern's consolidated capitalization, the equity component was 31.4% of total capitalization.

5 Southern's current corporate credit rating is A by S&P.


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

----------- --------- ----------- ----------- ----------- ----------- ---------
Company     Agency    1996        1997        1998        1999        20006
----------- --------- ----------- ----------- ----------- ----------- ---------
----------- --------- ----------- ----------- ----------- ----------- ---------
Alabama     S&P       A+          A+          A+          A+          A
            Moody's   A1          A1          A1          A1          A1
            Fitch     AA-         AA-         AA-         AA-         AA-
----------- --------- ----------- ----------- ----------- ----------- ---------
----------- --------- ----------- ----------- ----------- ----------- ---------
Georgia     S&P       A+          A+          A+          A+          A
            Moody's   A1          A1          A1          A1          A1
            Fitch     AA-         AA-         AA-         AA-         AA-
----------- --------- ----------- ----------- ----------- ----------- ---------
----------- --------- ----------- ----------- ----------- ----------- ---------
Gulf        S&P       A+          AA-         AA-         AA-         A+
            Moody's   A1          A1          A1          A1          A1
            Fitch     AA-         AA-         AA-         AA-         AA-
----------- --------- ----------- ----------- ----------- ----------- ---------
----------- --------- ----------- ----------- ----------- ----------- ---------
Mississippi S&P       A+          AA-         AA-         AA-         A+
            Moody's   Aa3         Aa3         Aa3         Aa3         Aa3
            Fitch     AA-         AA-         AA-         AA-         AA-
----------- --------- ----------- ----------- ----------- ----------- ---------
----------- --------- ----------- ----------- ----------- ----------- ---------
Savannah    S&P       A+          AA-         AA-         AA-         A+
            Moody's   A1          A1          A1          A1          A1
            Fitch     Not rated   Not rated   Not rated   Not rated   Not rated
----------- --------- ----------- ----------- ----------- ----------- ---------

         Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

_____________________________

6 Although the senior secured ratings were downgraded one notch by S&P in 2000, the unsecured ratings were affirmed at A for each of the affiliated operating companies.




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         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity. Item 6. Exhibits and Financial Statements.

       (a)    Exhibits.
         A-1      -        Form of note. (Previously filed).

         A-2      -        Form of commercial paper note. (Previously filed).

         F        -        Opinion of Counsel. (To be filed by amendment).

         H        -        Form of Federal Register Notice.

         (b)      Financial Statements:
                  Consolidated balance sheet of Southern and its subsidiaries at September 30, 2000. (Designated in Southern's Form 10-Q for the quarter ended September 30, 2000, File No. 1-3526.)

                  Consolidated statements of income and cash flows for Southern and its subsidiaries for the period ended September 30, 2000. (Designated in Southern's Form 10-Q for the quarter ended September 30, 2000, File No. 1-3526.)

         Since September 30, 2000, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Southern and its subsidiaries from that set forth in or contemplated by the foregoing financial statements.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 9, 2001                       THE SOUTHERN COMPANY


                                             By  /s/Tommy Chisholm
                                                   Tommy Chisholm
                                                     Secretary


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